Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272314

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 13, 2023)

Corbus Pharmaceuticals Holdings, Inc.

Up to $75,000,000

Common Stock

This prospectus supplement amends and supplements the information in our prospectus, dated June 13, 2023 (the “Prospectus”), filed pursuant to our registration statement on Form S-3 (File No. 333-272314) (the “Registration Statement”). This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

Our common stock is listed on The Nasdaq Capital Market under the symbol “CRBP.” On January 26, 2024, the last reported sales price of our common stock on The Nasdaq Capital Market was $29.49 per share.

In accordance with the terms of the Open Market Sale Agreement, as amended, or the sales agreement, with Jefferies LLC, or Jefferies, dated August 6, 2020, we may offer and sell shares of our common stock from time to time through Jefferies acting as sales agent.

Investing in our common stock involves risks. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page S-4 of the Prospectus, and in the risks discussed under similar headings in the documents incorporated by reference in this prospectus supplement and the Prospectus, as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 29, 2024

RECENT DEVELOPMENTS

Financial Update and Preliminary Financial Information for the Year Ended December 31, 2023

Through the date of this prospectus supplement, we have sold or agreed to sell approximately $16.8 million in aggregate gross proceeds of our shares under the sales agreement.

We have not finalized our financial statements as of and for the year ended December 31, 2023. Based on our current estimates, we expect to report that we had cash, cash equivalents, and investments of approximately $20.9 million as of December 31, 2023, which includes $13.7 million in cash and cash equivalents. The actual amounts that we report will be subject to our financial closing procedures and any final adjustments that may be made prior to the time our financial results for the year ended December 31, 2023 are finalized and filed with the SEC. The preliminary financial data included herein has been prepared by, and is the responsibility of, our management. Our independent registered public accounting firm has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect thereto. This estimate should not be viewed as a substitute for financial statements prepared in accordance with accounting principles generally accepted in the United States. It does not reflect any updates following December 31, 2023, including any sales made under the sales agreement following such date, or consider any events or circumstances after the date that it was prepared, and is not necessarily indicative of the results to be achieved in any future period. Accordingly, you should not place undue reliance on this preliminary estimate. We assume no duty to update this preliminary estimate except as required by law.